                         Rydex Specialized Products LLC
                         9601 Blackwell Road, Suite 500
                               Rockville, MD 20850

                                  June 13, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4569
Washington, DC  20549-4561
Attention: Christian N. Windsor, Esq.
           Michael Clampitt, Esq.

         Re:   CurrencyShares Swiss Franc Trust -
               Registration Statement on Form S-1
               Amendment No. 2 (Registration No. 333-132364)

Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Chief Executive Officer of Rydex Specialized Products LLC, the
sponsor (the "Sponsor") of the CurrencyShares Swiss Franc Trust (the "Trust"),
on behalf of the Trust hereby requests that the above-referenced Registration
Statement be declared effective by the Securities and Exchange Commission (the
"Commission") on Thursday, June 14, 2006, at 11:30 a.m. Eastern Daylight Saving
Time, or as soon as practicable thereafter.

         We hereby acknowledge that:

         o        should the Commission or the staff, acting pursuant to
                  delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Sponsor on behalf of the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o        the Sponsor and the Trust may not assert the declaration of effectiveness as a defense in any proceeding initiated by the
                  Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 13, 2006

         Please contact counsel for the Trust, Patrick Daugherty at (313)
234-7103 or Yvette M. VanRiper at (313) 234-7107, should you have any questions or comments regarding this request.

                                              RYDEX SPECIALIZED PRODUCTS LLC

                                              By:   /s/ Michael Byrum
                                                 ------------------------------
                                                        Michael Byrum
                                                        Secretary
cc:      Mr. Timothy Meyer
         Mr. J. Stuart Thomas
         Mr. George Simon
         Mr. Patrick Daugherty
         Ms. Yvette M. VanRiper